Contact

www.linkedin.com/in/billpartyka
(LinkedIn)
tinyurl.com/B-Partyka-Idea-Leader
(Other)

Top Skills

Product Management
Strategy
Cross-functional Team Leadership

Bill Partyka

Helping emerging Enterprises find their footing
Greater Minneapolis-St. Paul Area

Summary

Accomplished consumer products professional with a track record of profitably growing large scale consumer brands

Contact Info.
e-mail bill_partyka@yahoo.com
(973) 452-5257

Specialties: CPG trained general manager / P&L expert • Emerging Markets• Product management & Roadmapping • Brand positioning & Architecture articulation
Insights driven consumer innovation • Business model optimization • Portfolio Collaboration • Metrics driven marketing plan development

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Experience

Kradle
CEO
December 2021 - June 2024 (2 years 7 months)
Minneapolis, Minnesota, United States

Industry leading Pet Comfort Company

Nestlé
8 years 2 months

President & CEO Gerber Products Company
June 2016 - January 2021 (4 years 8 months)
Florham Park, New Jersey

World class pediatric nutrition company dedicated to nuturing future generations

Chief Global Commercial Officer
October 2014 - May 2016 (1 year 8 months)
Florham Park, New Jersey

Wyeth Nutrition, a global nutritionals business operating in Europe, AFME, APac and Greater China

VP Global Marketing & Brand Management
December 2012 - September 2014 (1 year 10 months)

Wyeth Nutrition, a global nutritionals business operating in Europe, AFME, APac and Greater China

Pfizer
VP - Head of Global Marketing & Brand Strategy
April 2010 - December 2012 (2 years 9 months)

Innovation Economy, LLC.
Principal
April 2008 - April 2010 (2 years 1 month)

Principal consultant of a full-service consumer products consultancy specializing in strategic planning, innovation pipeline development, portfolio value maximization and next generation commercialization strategies

ConAgra Foods
5 years 10 months

Vice President Marketing - Healthy Choice Franchise
March 2005 - April 2008 (3 years 2 months)

Responsible for the general management of the Healthy Choice frozen foods franchise ($550MM sales) includes single serve/handheld meals and ice cream novelty businesses. Also, Franchise lead for entire $1B Healthy Choice portfolio (frozen/handheld meals, ice cream, rts soup, refrig meats, microwave popcorn).

Sr. Marketing Director - Healthy Choice Frozen Meals
March 2004 - March 2005 (1 year 1 month)

Healthy Choice Frozen Meals

Marketing Director - Banquet Multi-serve Platform
July 2002 - March 2004 (1 year 9 months)

Banquet Multi-serve Platform

General Mills
15 years 3 months

Sr. Marketing Manager - Baking Growth Initiatives
October 2001 - July 2002 (10 months)

Channels, New Product Development and M&A evaluation for Baking Division

Sr. Marketing Manager - Salty Snacks
March 2000 - October 2001 (1 year 8 months)

Chex Mix, Bugles and Gardetto's

Marketing Manager - Child Cereals
September 1998 - March 2000 (1 year 7 months)

Lucky Charms, Trix, Cinnamon Toast Crunch, Cocoa Puffs, Cookie Crisp, Monsters Cereals

Marketing Manager - Non-Grocery Channels
March 1997 - September 1998 (1 year 7 months)

Snacks Division

Associate Marketing Manager - Fruit Rollups
June 1996 - March 1997 (10 months)

Fruit Rollups

Associate Marketing Manager - Pop Secret Popcorn
August 1995 - June 1996 (11 months)

Pop Secret Popcorn

Assistant Marketing Manager - New Salty Snacks
October 1994 - August 1995 (11 months)

Cheerios Snack Mix and Pop Secret Pop Chips

Finance, Market Research, Info. Systems
May 1987 - October 1994 (7 years 6 months)

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Education

University of Saint Thomas - School of Business
MBA, Marketing · (1991 - 1993)

University of Saint Thomas
BA, Financial Management and Quantitative Methods · (1985 - 1989)